

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Dan Sheldon
Vice President, Chief Financial Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, New York 11042

> **Re:** **Broadridge Financial Solutions, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **File No. 1-33220**

Dear Mr. Sheldon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Note 7 – Discontinued Operations, page 55

1. We note your disclosure that on June 25, 2010, you completed the sale of the contracts of substantially all of the securities clients of Ridge Clearing & Outsourcing Solutions, Inc. to PWI. The purchase price of $35.2 million consisted of a five year subordinated note in the amount of $20.6 million and shares of PWI common stock. Additionally, we note that you entered into an 11 year global outsourcing contract to provide securities processing and back-office support services to PWI, and that you expect the global outsourcing services contract to generate approximately $50 to $55 million in annual revenue from this agreement once all of PWI's contracts are fully converted onto the

Company's securities processing platform. Please tell us how you considered the guidance in ASC Topic 205-20-55 in concluding that discontinued operations presentation was appropriate for the sale of the contracts of substantially all of the securities clients of Ridge Clearing and Outsourcing Solutions, Inc.

Form 10-Q for the quarterly period ended December 31, 2010

Three Months Ended December 31, 2010 versus Three Months Ended
December 31, 2009, page 19

2. We note that your revenues decreased 16% in the quarterly period ended December 31, 2010 as compared to the quarterly period ended December 31, 2009 and that your net earnings from continuing operations decreased by 79%. Additionally, we note that your revenues for the quarterly period ended September 30, 2010 decreased 4% and net earnings from continuing operations decreased by 50% from the quarterly period ended September 30, 2009. In future filings, please provide further explanation for the decrease in event fee revenue. For example, was the decrease the result of a loss of customers or fewer event driving events? Is a further explanation available to explain the decrease in event driving events? To the extent that the decrease in event driven fee revenue is a trend expected to impact future periods, please expand your disclosure to discuss this trend, its causes and your expectations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dan Sheldon
Vice President
Broadridge Financial Solutions, Inc.
March 1, 2011
Page 3

You may contact David Irving at (202) 551-3321 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director

By Fax to: Dan Sheldon or Adam Amsterdam
Fax number: 516-472-5014